Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136

         NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA,
                                CANADA OR JAPAN

                                                                 24 January 2002

                              CARNIVAL CORPORATION
               ---------------------------------------------------
                PROPOSED COMBINATION OF CARNIVAL AND P&O PRINCESS
                   BETTER VALUE FOR P&O PRINCESS SHAREHOLDERS

o Carnival announces that it expects its combination with P&O Princess will deliver cost savings of at least $100 million on an annualised basis, in the first full financial year following completion of the transaction. Carnival questions whether the Royal Caribbean/P&O Princess combination could achieve margins at a level approaching Carnival's or that it could close the margin gap significantly.

o Since 1988, when Richard Fain became Chairman and Chief Executive of Royal Caribbean, the performance of Royal Caribbean has been significantly weaker than that of Carnival. Richard Fain would retain these positions under the Royal Caribbean Proposal and would be running the enlarged group.

                                                                     RELATIVE
     1995 - 2000 AVERAGE               CARNIVAL   ROYAL CARIBBEAN   DIFFERENCE
     Return on invested capital          15.0%         9.6%           56.5%
     EBITDA margin                       34.5%         24.8%          39.1%
     EBITDA per available berth day       $81           $57           40.3%

o In Carnival's experience, it is principally operating practices and management, rather than scale, which drive margins and market rating. Carnival therefore believes that:

     o based on the track record of Royal Caribbean and P&O Princess, there is no evidence to support the proposition that a Royal Caribbean/P&O Princess combination could achieve margins at a level approaching Carnival's or that it could close the margin gap significantly;
     o some market forecasts of the synergies available in the Royal Caribbean and P&O Princess combination, which appear to assume that the combination could achieve margins at a level approaching Carnival's, are unrealistically high; and
     o it is questionable whether a Royal Caribbean/P&O Princess combination would achieve the premium rating accorded to Carnival given the historical underperformance of Royal Caribbean.

o Given Carnival's superior management record, Carnival strongly believes it can deliver greater value to P&O Princess Shareholders through its Offer than Royal Caribbean can deliver through the Royal Caribbean Proposal.

MICKY ARISON, CHAIRMAN & CEO OF CARNIVAL, COMMENTED:

"THERE HAS BEEN A LOT OF TALK ABOUT DELIVERABILITY; P&O PRINCESS SHAREHOLDERS SHOULD CLOSELY EXAMINE THE DELIVERABILITY OF THE VALUE CLAIMS OF THE ROYAL CARIBBEAN PROPOSAL. SINCE ROYAL CARIBBEAN HAS HISTORICALLY UNDERPERFORMED, IS THERE ANY REASON WHY THEY WILL IMPROVE IN THE FUTURE?

WE HAVE CONSISTENTLY OUTPERFORMED ROYAL CARIBBEAN BY A WIDE MARGIN, WHATEVER OUR SIZE AND WHATEVER THE MARKET CONDITIONS. WE BELIEVE THAT P&O PRINCESS'S ASSERTION THAT "...CREATING THE WORLD'S LARGEST CRUISE VACATION COMPANY WITH THE REAL POTENTIAL TO INCREASE EBITDA MARGINS TOWARDS THOSE OF CARNIVAL..." IS ASKING THEIR SHAREHOLDERS TO TAKE AN UNJUSTIFIABLE LEAP OF FAITH BASED ON THE TRACK RECORD OF BOTH ROYAL CARIBBEAN AND P&O PRINCESS. IT'S NOT SIZE THAT CREATES SUPERIOR OPERATING MARGINS - IT'S MANAGEMENT TALENT AND PROVEN OPERATING PRACTICES.

P&O PRINCESS SHAREHOLDERS SHOULD SERIOUSLY QUESTION WHETHER A ROYAL CARIBBEAN/P&O PRINCESS COMBINATION COULD ACHIEVE CARNIVAL'S MARGINS OR SIGNIFICANTLY CLOSE THE GAP. WE ARE CONFIDENT THAT A P&O PRINCESS/CARNIVAL COMBINATION CREATES THE MOST VALUE FOR P&O PRINCESS SHAREHOLDERS."

This summary should be read in conjunction with the full text of this announcement including the Appendices.

ENQUIRIES:

CARNIVAL                              Telephone: +1 305 599 2600
Micky Arison
Howard Frank

MERRILL LYNCH                         Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                           Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez
Philip Ellick

FINANCIAL DYNAMICS                    Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton

Terms used in this announcement have the same meaning as in the Announcement dated 16 December 2001.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provision of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from the date of the Announcement until the first closing date of the Offer or, if later, the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's annual cost savings that underlie estimates of synergies and one time costs to implement synergies, net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

         NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA,
                                CANADA OR JAPAN

                                                                 24 January 2002

                              CARNIVAL CORPORATION
               ----------------------------------------------------
                PROPOSED COMBINATION OF CARNIVAL AND P&O PRINCESS
                   BETTER VALUE FOR P&O PRINCESS SHAREHOLDERS

OVERVIEW

Carnival strongly believes that it can deliver greater value to P&O Princess Shareholders through its Offer than can be delivered through the Royal Caribbean Proposal, because Carnival has:

o proven operating practices and a better management track record, resulting in higher shareholder returns;
o   a more effective brand strategy;
o a proven record of delivering greater profitability and superior performance; and
o   a significantly stronger balance sheet.

P&O Princess Shareholders should consider which management team has the superior track record and is therefore best placed to deliver on a combination with P&O Princess - that of Carnival or Royal Caribbean?

Carnival believes that some market forecasts of the synergies available in the Royal Caribbean and P&O Princess combination are unrealistically high. These estimates appear to assume that the Royal Caribbean/P&O Princess combination could achieve margins at a level approaching Carnival's or close the margin gap significantly, as a result of the increased scale of the enlarged group. Carnival believes that it is principally operating practices and management, rather than scale, which drive margins.

Carnival today announces that it expects its combination with P&O Princess will deliver cost savings of at least $100 million on an annualised basis, in the first full financial year following completion of the transaction.

THE CARNIVAL PROPOSAL PROVIDES GREATER VALUE

PROVEN OPERATING PRACTICES AND A BETTER MANAGEMENT TRACK RECORD RESULTING IN HIGHER SHAREHOLDER RETURNS

The cruise segment was already operating in a highly competitive environment prior to the events of 11 September 2001. These events resulted in a significant slowdown in booking levels that have only recently started to recover. Carnival believes that these highly competitive conditions will continue as significant new capacity is projected to be added in the next four years. Carnival therefore believes that at the current stage of the industry growth cycle, margin expansion will result from increased operational efficiency, and is unlikely to be achieved through price increases.

Carnival believes that the strength and credibility of management, particularly in the current environment, will be a key factor in delivering value to shareholders. For this reason, Carnival believes that the combination of Carnival and P&O Princess will be better able to deliver improved operational and financial performance and shareholder returns than Royal Caribbean and P&O Princess combined.

Since November 1988, when Richard Fain became Chairman and CEO of Royal Caribbean, the performance of Royal Caribbean has been significantly worse than that of Carnival.

The following shareholder returns show the extent of Royal Caribbean's underperformance:

                                                                         ROYAL        RELATIVE
TOTAL SHAREHOLDER RETURNS                                CARNIVAL      CARIBBEAN     DIFFERENCE      S&P 500
Since Royal Caribbean Flotation (28 April 1993)           249.6%        110.7%         125.5%        201.5%

Furthermore, as set out below, Carnival has generated, on average over the last twelve years, returns on invested capital 55.9 per cent. greater than Royal
Caribbean:

                                                                        ROYAL         RELATIVE
RETURN ON INVESTED CAPITAL                              CARNIVAL      CARIBBEAN      DIFFERENCE
1995 - 2000 average                                       15.0%          9.6%          56.5%
1988 - 2000 average                                       14.9%          9.5%          55.9%

Could Royal Caribbean's weaker returns be due in part to over-investment? P&O Princess Shareholders should ask why Royal Caribbean does not disclose its "all in" ship build costs, a metric clearly significant to assessing management's ability to generate acceptable returns on that invested capital and one that is made available by both Carnival and P&O Princess.

Carnival believes that its superior track record has been recognised by investors and rewarded with a premium market valuation:

                                                                        ROYAL         CARNIVAL
LAST TWELVE MONTHS P/E MULTIPLE(1)                      CARNIVAL      CARIBBEAN       PREMIUM               P&O PRINCESS
Prior to announcement of the Royal Caribbean Proposal     15.2x          8.9x          70.9%                    11.8x
1995 - 2000 average                                       20.4x         16.2x          26.1%                     n/a

                                                                        ROYAL         CARNIVAL
LAST TWELVE MONTHS EV/EBITDA MULTIPLE(1)                CARNIVAL      CARIBBEAN       PREMIUM               P&O PRINCESS
Prior to announcement of the Royal Caribbean Proposal     11.7x          9.3x          25.5%                    9.2x
1995 - 2000 average                                       17.1x         12.5x          36.8%                     n/a

                                                                        ROYAL         CARNIVAL
LAST TWELVE MONTHS EV/BERTH ($000S)(1)                  CARNIVAL      CARIBBEAN       PREMIUM               P&O PRINCESS
Prior to announcement of the Royal Caribbean Proposal     278.0         153.3          81.3%                    165.5
1995 - 2000 average                                       380.8         235.4          61.8%                     n/a

(1) FOR THE TWELVE MONTHS PRIOR TO EACH FINANCIAL PERIOD END

Under the Royal Caribbean Proposal, Richard Fain would hold the same position in the Royal Caribbean/P&O Princess combination and would be running the Royal Caribbean/P&O Princess combination. Is it reasonable or credible to assume that, after 13 years of delivering inferior returns to shareholders, Richard Fain would improve this performance, or that the combined Royal Caribbean/P&O Princess would attract a significant market rerating?

CARNIVAL'S MORE EFFECTIVE BRAND STRATEGY WILL REDUCE INTEGRATION RISK

Carnival intends to continue its proven strategy of operating each of its brands independently and intends to maintain the separate identity of the existing P&O Princess brands under the Carnival corporate structure. This brand strategy will minimise integration risk by reducing disruption to the existing P&O Princess brands, customers and employees. Carnival believes that its ownership of P&O Princess will result in significant benefits for both P&O Princess's employees and customers.

The brand strategy of Royal Caribbean and P&O Princess is unclear; P&O Princess Shareholders should ask whether Royal Caribbean/P&O Princess intend to maintain the largely overlapping brands of Princess Cruises, Royal Caribbean International and Celebrity Cruises or whether one of the brands is to be eliminated.

CARNIVAL'S PROVEN RECORD OF DELIVERING GREATER PROFITABILITY AND SUPERIOR PERFORMANCE

Carnival is widely recognised as being the most efficient, profitable and cost effective operator in the cruise segment. Over the last twelve years, on average, Carnival's EBITDA margins and EBITDA per available berth day have significantly exceeded those of Royal Caribbean by 36.6 per cent. and 48.0 per cent. respectively.


EBITDA MARGIN                                           ROYAL        RELATIVE
                                           CARNIVAL    CARIBBEAN     DIFFERENCE
1995 - 2000 average                          34.5%        24.8%        39.1%
1988 - 2000 average                          31.2%        22.9%        36.6%

EBITDA PER AVAILABLE BERTH DAY                           ROYAL        RELATIVE
                                           CARNIVAL    CARIBBEAN     DIFFERENCE
1995 - 2000 average                          $81          $57          40.3%
1988 - 2000 average                          $73          $49          48.0%

Carnival believes that its excellent track record of superior performance is principally the result of proven operating practices and strong management and not of greater scale. Even when Carnival had a similar number of berths as Royal Caribbean does today, it generated significantly higher margins. During the year ended 30 November 1995, when it had only approximately 26,000 berths, Carnival achieved EBITDA margins of 31.0 per cent. P&O Princess and Royal Caribbean in the twelve months to 30 September 2001 generated EBITDA margins of 20.2 per cent. and 24.9 per cent. respectively, based on approximately 27,000 and approximately 44,000 berths, respectively.

STRONGER BALANCE SHEET

As Carnival set out in its announcement dated 14 January 2002, Carnival's board also firmly believes that Carnival is a stronger financial partner for P&O Princess. Royal Caribbean has a significantly higher gearing level than Carnival, and this is reflected in its sub-investment grade credit rating, which is in marked contrast to Carnival's investment grade `A' credit rating.

Both Royal Caribbean and P&O Princess have significant capital commitments, and given the current challenging market conditions, prudent management practice dictates that a strong and flexible capital structure should be maintained. Indeed, P&O Princess's credit rating has already been downgraded in anticipation of its merger with Royal Caribbean and P&O Princess will also be required to remove existing provisions in its Articles of Association which were designed to protect P&O Princess against an over leveraged capital structure. It is reasonable to assume that the downgrade to P&O Princess' credit rating will result in increased financing costs and may result in increased refinancing risk.

CONTINUED UPSIDE PARTICIPATION

Carnival recognises that P&O Princess Shareholders may wish to be able to capture the upside potential of the expected continued growth in the cruise segment and the potential benefits of a combination with Carnival.

Carnival believes that the share consideration, and most particularly the mix and match element of its Offer, will provide P&O Princess Shareholders the opportunity to continue to participate fully by electing to receive the full value of their respective shareholding in Carnival Shares, subject to availability under the terms of the Mix and Match Election.

Carnival intends to seek a listing on the London Stock Exchange, should it perceive there to be sufficient demand for such a facility. In addition, Carnival has repeatedly offered to discuss with P&O Princess alternative structures that would give P&O Princess Shareholders the opportunity to continue to own a share listed in the UK and included in the FTSE indices. Carnival is not able to offer an alternative structure equivalent to the Royal Caribbean Proposal on a unilateral basis. Carnival has also raised concerns regarding the adverse tax effects associated with the DLC structure of the Royal Caribbean Proposal, which have yet to be rebutted in detail. If the DLC structure were to lose its Section 883 tax exemption for a significant portion of the combined companies' income, the amounts involved would be material.

Under the Royal Caribbean Proposal, P&O Princess is valued at 346 pence per P&O Princess Share based on the current look through price, which includes the market's estimates of the potential synergy benefits of such a combination. Carnival's proposal of 250 pence in cash and 0.1380 Carnival Shares values each P&O Princess share at 502 pence and represents a 45 per cent. premium to the look through price. In the absence of Carnival's proposal and the Royal Caribbean Proposal, where will P&O Princess Shares trade? That is the "fair value" benchmark that any proposal should be compared against.

ACHIEVABILITY OF ROYAL CARIBBEAN/P&O PRINCESS COMBINATION SYNERGIES

Carnival believes that some market forecasts of the synergies available in the Royal Caribbean and P&O Princess combination are unrealistically high. These appear to assume that the Royal Caribbean/P&O Princess combination could achieve margins at a level approaching Carnival's or that it could close the margin gap significantly. As previously stated, Carnival believes that it is principally proven operating practices and strong management, rather than scale, which drive margins. Based on the track record of Royal Caribbean, Carnival believes that there is no evidence to support the proposition that a Royal Caribbean/P&O Princess combination could achieve margins at a level approaching Carnival's or that it could close the margin gap significantly.

ESTIMATED COST SAVINGS FROM CARNIVAL'S COMBINATION WITH P&O PRINCESS

OVERVIEW

Carnival expects its combination with P&O Princess will deliver cost savings of at least $100 million on an annualised basis, in the first full financial year following completion of the transaction.

Carnival expects that these cost savings will be generated principally through the application of Carnival's proven best practices to P&O Princess and does not anticipate that significant revenue synergies will be available. One time cash costs of achieving these synergies are expected to be approximately $45 million.

SOURCES OF SYNERGIES

Carnival anticipates that the majority of these cost savings will come from the following areas:

o Cost of sales and procurement - the application of Carnival's procurement practices to enhance the Enlarged Carnival Group's purchasing rates, particularly in respect of food and beverage, hotel supplies, concessions, excursions and port calls;

o Rationalisation of Alaskan land based assets - a reduction in duplicated costs from the combined support infrastructure of P&O Princess's and Carnival's Alaskan land based operations; and

o Selling, general and administrative costs - includes savings available from the rationalisation of information systems, particularly reservation systems, insurance, advertising, payroll and other administrative costs.

These savings will be generated for the benefit of both shareholders and customers. Carnival believes that the opportunities for employees will be enhanced within the combined group and does not anticipate that there will be significant redundancies as a result of this rationalisation.

OTHER

In estimating these cost savings, Carnival has not had access to the information provided by P&O Princess to Royal Caribbean. However, Carnival's senior management has conducted an assessment of P&O Princess's business relative to Carnival and has been able to identify areas of likely productivity differences between Carnival and P&O Princess.

In contrast to P&O Princess's statement of expected cost savings, the above estimate by Carnival has been reported on under the City Code on Takeovers and Mergers by Ernst & Young and Carnival's financial advisors (Merrill Lynch and UBS Warburg), as set out in Appendices III and IV of this announcement.

The above statement of estimated cost savings should be read in conjunction with the attached Appendices.

ENQUIRIES:

CARNIVAL                                    Telephone: +1 305 599 2600
Micky Arison
Howard Frank

MERRILL LYNCH                               Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                                 Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez
Philip Ellick

FINANCIAL DYNAMICS                          Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton

Terms used in this announcement have the same meaning as in the Announcement dated 16 December 2001.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provision of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from the date of the Announcement until the first closing date of the Offer or, if later, the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's annual cost savings that underlie estimates of synergies and one time costs to implement synergies, net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.`

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

                                   APPENDIX I

                        BASES AND SOURCES OF INFORMATION


Unless otherwise stated:

(i) Information relating to Carnival has been extracted from the relevant published audited financial statements and SEC filings of Carnival;

(ii) Information relating to Royal Caribbean has been extracted from the relevant published audited financial statements and SEC filings of Royal Caribbean;

(iii) Information relating to P&O Princess has been extracted from the relevant published annual report and accounts, interim reports and SEC filings of P&O Princess;

(iv) Information relating to the Royal Caribbean Proposal is based upon the information contained in the DLC Announcement and related documents;

(v) Share prices for P&O Princess, Carnival and Royal Caribbean are taken from Bloomberg;

(vi) The(pound)1:$1.4253 exchange rate used throughout this announcement is taken from Bloomberg;

(vii) The value of Carnival's proposal is based upon the Carnival closing price on 23 January 2002 of $26.05; and

(viii) The Royal Caribbean Proposal look through price is based upon the Royal Caribbean closing price on 23 January 2002 of $17.09 and an exchange ratio of
3.46386 P&O Princess Shares per Royal Caribbean Share.

In the tables in this announcement:

(i) Total shareholder returns are sourced from Datastream as at 22 January 2002, the last practicable date prior to the date of this announcement. Datastream calculates the total shareholder return, assuming gross dividend income is reinvested in additional shares;

(ii) Return on invested capital is defined as return on average invested capital and is calculated by dividing EBIT, taxed at the effective tax rate, by the average opening and closing total debt plus shareholder equity plus minority interests plus preferred stock balances. Total debt is the sum of long term debt and current portion of long term debt. The calculation for Royal Caribbean's 1988 return on invested capital is based on the 1988 year end balance sheet;

(iii) EBIT is unadjusted operating income;

(iv) EBITDA is EBIT plus depreciation and amortisation;

(v) EBITDA margin is calculated as EBITDA divided by revenue;

(vi) The number of available berth days is calculated by dividing passenger cruise days per year by occupancy rate, both as stated in the SEC filings of Carnival and Royal Caribbean. EBITDA per available berth day is calculated as EBITDA divided by the number of available berth days for the same period. 1993 available berth days for Royal Caribbean are not publicly available and therefore excluded from the average;

(vii) The P/E multiple is the share price on the last day of the financial period divided by the earnings per share for that financial period. For the period prior to announcement of the Royal Caribbean Proposal, the financial period is the twelve months ended 30 September 2001 for Royal Caribbean and P&O Princess and the twelve months ended 31 August 2001 for Carnival;

(viii) The EV/EBITDA multiple is the enterprise value on the last day of the financial period divided by the EBITDA for that financial period. For the period prior to announcement of the Royal Caribbean Proposal, the financial period is the twelve months ended 30 September 2001 for Royal Caribbean and P&O Princess and the twelve months ended 31 August 2001 for Carnival. Enterprise value is the market value of equity plus net debt and minorities; and

(ix) The EV/Berth multiple is the enterprise value on the last day of the financial period divided by the EBITDA for that financial period. For the period prior to announcement of the Royal Caribbean Proposal, the financial period is the twelve months ended 30 September 2001 for Royal Caribbean and P&O Princess and the twelve months ended 31 August 2001 for Carnival. Berths are as stated in the relevant published audited financial statements or filings.

                                   APPENDIX II

                       STATEMENT OF ESTIMATED COST SAVINGS

(i) The estimated cost savings in the announcement should not be interpreted to mean that the earnings per share of the Enlarged Carnival Group for the current or future financial years will necessarily match or exceed the historical published earnings per share of Carnival;

(ii) In arriving at this estimate, the Carnival Board has assumed that there are comparable operations, processes and procedures within P&O Princess as within Carnival, except where publicly available information clearly indicates otherwise. In addition to Carnival management information, Carnival has used the following sources of information in arriving at this statement:

        o P&O Princess's annual report and accounts and the annual report and accounts of its former parent, P&O ;
        o   P&O Princess's quarterly results;
        o   P&O Princess's presentations to analysts and investors;
        o documents and statements issued by P&O Princess in connection with its proposed merger with Royal Caribbean and in connection with its defence against the Carnival offer;
        o   brokers' research;
        o   other public information; and
        o   Carnival's knowledge of the industry and of P&O Princess.

(iii) In arriving at this estimate set out above, the Carnival Board has assumed that there will be no significant impact on the business of the Enlarged Carnival Group arising from any decisions made by competition authorities;

(iv) The Carnival Board has not had access to the information provided to Royal Caribbean by P&O Princess, nor has it been able to discuss the reasonableness of the assumptions supporting this estimate of cost savings with P&O Princess's management. Therefore there remain inherent risks in this forward-looking estimate; and

(v) Due to this inequality of information and the scale of the combined Carnival and P&O Princess operations, there may be additional changes to the operating procedures of the Enlarged Carnival Group. As a result, and the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.

                                  APPENDIX III
                            LETTER FROM ERNST & YOUNG

Set out below is the text of a letter from Ernst & Young relating to the Carnival statement of estimated cost savings above:

                                                Ernst & Young
                                                Becket House
                                                1 Lambeth Palace Road
                                                London
                                                SE1 7EU
The Directors
Carnival Corporation
Carnival Place
3655 Northwest 87th Avenue
Miami
FL 33178-2428

UBS Warburg Ltd.
1 Finsbury Avenue
London
EC2M 2PP

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

24 January 2002

Dear Sirs

ANNOUNCEMENT IN CONNECTION WITH THE PROPOSED ACQUISITION OF P&O PRINCESS CRUISES PLC ("P&O PRINCESS") (THE "TRANSACTION")

We refer to the statement regarding the estimate of cost savings ("the Statement") made by Carnival Corporation ("Carnival") set out in this announcement.

RESPONSIBILITY

The Statement is the responsibility of the Directors of Carnival ("the Directors"). It is our responsibility and that of UBS Warburg Ltd. ("UBSW") and Merrill Lynch International ("Merrill Lynch") to form respective opinions, as required by Note 8(b) to Rule 19.1 of the City Code on Takeovers and Mergers ("the Code"), as to whether the Statement has been made by Carnival with due care and consideration.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board.

We have reviewed the relevant bases of belief (including sources of information) and calculations underlying the Statement. We have discussed the Statement together with the relevant bases of belief (including sources of information) with the Directors and those officers and employees of Carnival who developed the underlying plans and with UBSW and Merrill Lynch. Our work did not involve any independent examinations of any of the financial or other information underlying the Statement.

We do not express any opinion as to the achievability of the cost savings identified by the Directors.

OPINION

In our opinion, based on the foregoing, the Statement by Carnival has been made with due care and consideration, in the context in which it was made.

Our work in connection with the Statement has been undertaken solely for the purposes of reporting under Note 8(b) to Rule 19.1 of the Code to the Directors, to UBSW and to Merrill Lynch. We accept no responsibility to P&O Princess or its shareholders or any other person (other than the Directors, UBSW and Merrill Lynch) in respect of, arising out of or in connection with that work.

Yours faithfully



Ernst & Young LLP

                                   APPENDIX IV
                    LETTER FROM MERRILL LYNCH AND UBS WARBURG

Set out below is the text of a letter from Merrill Lynch and UBS Warburg relating to the Carnival statement of estimated cost savings above:

Merrill Lynch International                       UBS Warburg Ltd.
2 King Edward Street                              1 Finsbury Avenue
London                                            London
EC1A 1HQ                                          EC2M 2PP
Registered in England                             Registered in England
No. 2312079                                       No. 2035362

The Directors
Carnival Corporation
Carnival Place
3655 Northwest 87th Avenue
Miami
FL 33178-2428

24 January 2002

Dear Sirs,

OFFER FOR P&O PRINCESS CRUISES PLC ("P&O PRINCESS")

We refer to the statement of estimated cost savings (the "Statement") made by Carnival Corporation ("Carnival") set out in this announcement for which the Directors of Carnival are solely responsible.

We have discussed the Statement, together with the relevant bases of belief (including sources of information), with the Directors of Carnival and those officers and employees of Carnival who developed the underlying plans. We have also reviewed the work carried out by Ernst & Young and have discussed with them the conclusions stated in their letter of 24 January 2002 addressed to yourselves and ourselves on this matter.

We have relied upon the accuracy and completeness of all the financial and other information reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this letter.

We do not express any opinion as to the achievability of the estimated cost savings identified by Carnival.

This letter is provided solely to the Directors of Carnival in connection with
Note 8 (b) of Rule 19.1 of the City Code on Takeovers and Mergers and for no other purpose. We accept no responsibility to P&O Princess or its shareholders or any other person other than the Directors of Carnival in respect of this letter.

On the basis of the foregoing, we consider that the Statement, for which the Directors of Carnival are solely responsible, has been made with due care and consideration in the context in which it was made.

Yours faithfully,

For and on behalf of For and on behalf of Merrill Lynch International UBS Warburg Ltd.

Philip Yates                               Tom Cooper
Managing Director                          Managing Director

Stuart Faulkner                            Mihiri Jayaweera
Vice President                             Executive Director